Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

A&Q Equity Opportunity Fund LLC

March 20, 2015

Dear A&Q Equity Opportunity Fund LLC Investor:

We are writing to inform you of important dates related to the tender offer by A&Q Equity Opportunity Fund LLC (the "Fund").  The tender offer period will begin on March 20, 2015 and end on April 16, 2015, and any interests tendered to the Fund will be valued on June 30, 2015 for purposes of calculating the purchase price of such interests.  The purpose of the tender offer is to provide liquidity to investors who hold interests in the Fund.  Fund interests can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

Should you wish to sell any of your interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc. ("BNY"), either in the enclosed postage-paid envelope or by fax.  No action is required if you do not wish to sell any of your interests at this time.

All requests to tender Fund interests must be received by BNY, either by mail or by fax, in good order, by April 16, 2015.  If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BNY by calling (877) 431-1973.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting BNY to confirm receipt.  If you fail to confirm receipt of your Letter of Transmittal with BNY, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or the Tender Offer Administrator at BNY, (877) 431-1973.

In connection with its overall management of the Fund, the Adviser presently is contemplating recommending a possible merger of the Fund with another closed-end fund-of-hedge-funds registered under the 1940 Act and advised by the Adviser.  In anticipation thereof, pursuant to Section 8.1(b) of the Fund's First Amended and Restated Limited Liability Company Agreement, dated as of May 1, 2014 (the "LLC Agreement"), you hereby are notified of a proposed amendment to the LLC Agreement, the text of which is set forth in Section 8 of the Offer to Purchase, and are being afforded an opportunity to tender your interests to the Fund for repurchase in accordance with the procedures described in the Offer to Purchase.  Effective May 1, 2015, the Fund will be closed to new and additional investment.  For additional information, please see Section 8 of the Offer to Purchase.

Sincerely,

A&Q Equity Opportunity Fund LLC